X-Cal Resources Ltd.

PO Box 48479, Bentall Centre, Vancouver BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740
www.x-cal.com

03 JUL -2 AM 7:21



DELIVERED BY MAIL

June 25, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 – 5th Street NW
Mail Stop 3-9
Washington, DC 20549
USA

SUPPL

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

To Whom It May Concern:

RE: XCL - EXEMPTION # 82-1655

Enclosed, please find the most recent news release for X-Cal Resources Ltd., which is dated June 25, 2003.

Sincerely,
X-CAL RESOURCES LTD.

Karen McNair
/km

encl

dlw 7/2

X-Cal Resources Ltd.

TSX/XCL **June 25, 2003**

News Release

X-Cal Responds to Letter from BCSC

X-Cal Resources Ltd. has received a letter from the British Columbia Securities Commission containing a Continuous Disclosure Review as part of their "ongoing program to improve the quality of disclosure to investors". The Company has been advised that its 2002 Annual Information Form and certain other technical information have not been presented in compliance with Form 44-101F1 and NI 43-101.

In response to the review, X-Cal Resources Ltd. has temporarily taken its website offline and has initiated a program to update any and all information about the Company and its mineral properties to comply with NI 43-101 and NP 51-201. Richard R. Redfern, M.Sc., C.P.G., a "qualified person" under NI 43-101, has been assigned to prepare a NI 43-101 standard of technical report on X-Cal's Sleeper Gold Property and to carry out a review of the Company's continuous disclosure record, including its website, followed by any appropriate revisions.

The Company intends to file a new Annual Information Form in the appropriate form which will be based in part on the NI 43-101 technical report that is being prepared and will provide updated disclosure in accordance with NI 43-101 once the new Annual Information Form and NI 43-101 report have been filed.

• • • • • • •

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*